April 5, 2005

United States
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn: Gary Todd
Division of Corporation Finance

Re:  Comments on Form 10-KSB for the fiscal year ended May 31, 2004

Dear Mr. Todd:

     We are in receipt of your letter dated March 22, 2005 regarding our Form 10-KSB for the fiscal year ended May 31, 2004. The following are our responses to your comments numbered in the order of your letter:

1. The Company will make disclosure about the terms and conditions of the Lancer voting agreements and clarify the affect, if any, of these issuances on our level of voting control over Lancer in future filings.
2. The Company will quantify the extent to which changes in sales are attributable to increases or decreases in prices or to volume in future filings.
3. The Company will explain in greater detail in future filings why it is anticipating an increase in sales.
4. The Company will expand its discussion and analysis of the cash flows in future filings.
5. The Company will identify and describe reasons for significant changes in the components of working capital in future filings.
6. The Company will expand its disclosure on controls and procedures in future filings.
7. The Company will revise future filings to present cash receipts and payments related to the item labeled "change in minority interests" in gross amounts. We will also use more descriptive titles in future filings.
8. The Company will expand in future filings to include the requested information on warrant and options valuations.

The Company acknowledges the following:

     The Company is responsible for the adequacy and accuracy of the disclosure in our filing;

     The staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


     Sincerely,



     /s/ Zackary S. Irani
     Director and Chief Executive Officer